VERILINK CORPORATION

501 S. JOHNSTONE AVE

SUITE 501

BARTLESVILLE, OK 74003

October 6, 2010

Larry Spirgel, Assistant Director

United States Security and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington, D.C. 20549

Re:

Verilink Corporation

Form 10-K for the fiscal year ended June 25, 2010

Filed September 23, 2010

File 0-28562

Dear Assistant Director Spirgel:

Following please find our response to your comments detailed in your correspondence dated September 27, 2010.

Form 10-K for the fiscal year ended June 25, 2010

General

1.

We note that the Form 10-K is filed under Exhibit 32, Exhibit 31 is filed under Form 10-K and Exhibit 32 is filed under Exhibit 31.  Please correct this.

RESPONSE:

The Company has re-filed the 10-K/A along with the respective exhibits under the proper EDGAR headings.

Report of the Independent Registered Public Accounting Firm, page 10

2.

Please ask your auditors to revise of [the] first paragraph to include the period from February 13, 2009 (inception) through June 25, 2010.  We note the auditors’ opinion in the third paragraph.

RESPONSE:

The auditors have revised the opinion letter to include the period from February 13, 2009 (inception) through June 25, 2010.

Exhibit 31 - Certification

3.

Please revise the certification to include the introduction language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. .

RESPONSE:

Exhibit 31 has been revised to include the introduction language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ James Ditanna

______________________________

James Ditanna